Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

BEAU YANOSHIK
202.739.5676
byanoshik@morganlewis.com

VIA EDGAR

May 23, 2012

Richard Pfordte, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400) (the "Registrant"); Post-Effective Amendment No. 177 to the Registrant's Registration Statement ON FORM N-1A ("Amendment No. 177")
       -------------------------------------------------------------------------

Dear Mr. Pfordte:

This letter responds to comments on Amendment No. 177, which were provided by either you or Dominic Minore in four separate telephonic discussions: (i) Wednesday, March 14, 2012; (ii) Friday, March 16, 2012; (iii) Friday, March 23, 2012; and (iv) Wednesday, April 11, 2012. Amendment No. 177 was filed with the Securities and Exchange Commission (the "Commission") on January 13, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding three new series of the Registrant: the Citi Market Pilot 2020 Fund, Citi Market Pilot 2030 Fund and Citi Market Pilot 2040 Fund (the "Funds").(1)

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 177.

WEDNESDAY, MARCH 14, 2012

1. COMMENT: Please explain how the target volatility numbers in the glide path are derived.

-----------------------
(1) The Registrant has filed an amendment pursuant to Rule 485(b)(i)(iii) delaying the effective date of Amendment No. 177 until May 25, 2012.




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Richard Pfordte, Esq.
May 23, 2012
Page 2

         RESPONSE: As an initial matter, the term "target volatility" has been replaced with "expected volatility" in each place that it appears in the registration statement. The remainder of this letter uses, where appropriate, the term "expected volatility." The term "expected volatility" more aptly conveys that it is an estimate of future volatility rather than a "target" that the Index seeks to achieve.

         The expected volatility used in the glide path is, as noted, an estimate of future Index volatility calculated by the Index methodology based on the weighted average historical returns of the Index components and the historical relationship between those returns. Disclosure to this effect has been included as a footnote to the glide path.

2. COMMENT: Please explain what the expected volatility percentages are being compared to in the glide path and please provide clarification on how the volatility glide path should be read.

         RESPONSE: The following disclosure has been added to each "Principal Investment Strategies" section to clarify the concept of volatility:

                  Volatility is one of the most commonly used measurements of risk of an index or its components; the greater the volatility, the greater the fluctuation in returns (positive or negative) and the greater the potential for larger gains or losses. The Index is based on the assumption that investors are willing to accept more volatility risk when they have a longer investment horizon (corresponding to a longer period remaining to the target year) in order to improve potential returns and are willing to accept less volatility risk as their investment horizon becomes shorter (corresponding to a shorter period remaining to the target year).

         In addition, the following disclosure has been added to each "Principal Investment Strategies" section to clarify how the Volatility Glide Path should be read(:)

                  The volatility glide path below shows the maximum permitted level of expected volatility that may be used in determining the Index allocation on each monthly rebalancing date. To put these volatility figures in context, since early 1989, the average 30-day volatility of U.S. equity as demonstrated by the S&P Total Return Index was approximately 16% while U.S. bond volatility as demonstrated by the Barclays US Aggregate Total Return Value Unhedged US Dollar Index averaged approximately 4% (Source Bloomberg: Period February 8, 1989 -- May 3, 2012). However, the short-term volatility of these asset classes--and all asset classes--can fluctuate significantly. The effect of the volatility glide path will generally be to decrease the weighting of Index components with higher recent volatility and to increase the weighting of Index components with lower recent volatility as the target year approaches.



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Richard Pfordte, Esq.
May 23, 2012
Page 3

         In addition, the following has been added as a footnote to the Volatility Glide Path in each "Principal Investment Strategies" section:

                  The volatility glide path represents the maximum permitted level of "expected volatility" for the Index allocation on each monthly rebalancing date during the period shown above. Expected volatility is an estimate of future Index volatility calculated by the Index methodology based on the weighted average historical returns of the Index components and the historical relationship between those returns. The expected volatility of the Index allocation at any rebalancing date will not exceed, but may be less than, the volatility glide path. The volatility glide path does not predict the actual volatility that will be realized by the Index, which may vary significantly from the volatility glide path.

3. COMMENT: Please consider removing "Total Return" from the name of each Fund's Index, as it may give the impression that each Fund is promising a return.

         RESPONSE: The term "Total Return" has been removed from the name of each Index.

4. COMMENT: Please explain the significance of January 1, 2007 as the initial date for calculation of the Indexes.

         RESPONSE: The Indexes are newly established by Citigroup Global Markets Ltd., the Index Sponsor, and have been calculated from January 1, 2007 (the Calculation Start Date), based on an initial Index level of 1000. The Index Sponsor used market data for the five year period ended January 1, 2007 so that the volatility glide path would be based on a more moderate period of interest rates than the 5 years preceding 2012. Historical performance data of the Indexes from the January 1, 2007 Calculation Start Date is published on Bloomberg. Use of this Calculation Start Date provides historical performance of each Index through the most recent business cycle.

5. COMMENT: Please confirm if the Adviser has used this strategy with other products. If so, please discuss the accuracy of the Indexes as a predictor for volatility.

         RESPONSE: The Adviser has not yet used this particular methodology within other investment strategies. However, the methodology underlying the Indexes is derived from standard portfolio optimization models, particularly Modern Portfolio Theory/efficient frontier analysis, which are commonly used in financial products. The mathematical formulas used to rebalance the Indexes have been used by the Index Sponsor in other products.

         As discussed in response number 1 above, the following has been added as a footnote to the Volatility Glide Path in each "Principal Investment Strategies" section:




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Richard Pfordte, Esq.
May 23, 2012
Page 4

                  The volatility glide path represents the maximum permitted level of "expected volatility" for the Index allocation on each monthly rebalancing date during the period shown above. Expected volatility is an estimate of future Index volatility calculated by the Index methodology based on the weighted average historical returns of the Index components and the historical relationship between those returns. The expected volatility of the Index allocation at any rebalancing date will not exceed, but may be less than, the volatility glide path. The volatility glide path does not predict the actual volatility that will be realized by the Index, which may vary significantly from the volatility glide path.

6. COMMENT: Please explain why the Funds are operating as index funds as opposed to actively managed mutual funds using an investment plan similar to the Indexes.

         RESPONSE: The structure provides investors with access to funds advised by the Adviser that track indices developed and maintained in accordance with the Index Sponsor's proprietary modeling and industry expertise. The Index Sponsor is similar to existing index providers that create and license their intellectual property for use by various entities, including index funds and index ETFs.

         The Index Sponsor created, sponsors and maintains the Indexes. Each Index will be compiled and maintained solely in accordance with its rules-based methodology. Going forward, the Index Sponsor will delegate the calculation of the Index level and constituent weights to a third party calculation agent, Standard & Poor's.

         Information with respect to each Index is published every business day by Bloomberg under the following tickers:

                      Citi Market Pilot 2020 Index          CIISMP20

                      Citi Market Pilot 2030 Index          CIISMP30

                      Citi Market Pilot 2040 Index          CIISMP40

FRIDAY, MARCH 16, 2012

1. COMMENT: As a general matter, consider revising each Fund's "Principal Investment Strategies" and "Principal Risks" sections to follow a more "plain English" format. The Staff commented that certain disclosures in the Prospectus, particularly the language in quotations below, appears to be very technical in nature:

                  a. From the third sentence, second paragraph of each "Principal Investment Strategies" section:




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Richard Pfordte, Esq.
May 23, 2012
Page 5

                           The volatility glide path is set so that the Index exposure to its constituents targets a decreasing, "but non-linear", level of volatility as the Index approaches its target year.

                           RESPONSE: This sentence has been removed from the disclosure.

                  b. From the paragraph that precedes the volatility glide path in each "Principal Investment Strategies" section:

                           The volatility glide path for the Index depicted below and set forth in Appendix 1 is a series of "non-linear decreasing targeted volatility levels" determined by the Index Sponsor with the objective of gradually reducing the potential volatility risk of the Index as it approaches the target year.

                           RESPONSE: This sentence has been removed from the disclosure.

                  c. From the second paragraph under "Index Methodology Risk" in each "Principal Risks" section:

                           The target volatility levels for the remaining months of each Index Year were then determined by "linear interpolation" between the levels for the first month of that Index Year and the first month of the next Index Year.

                           RESPONSE: This sentence has been removed from the disclosure.

         In addition, an "Index Overview" has been added to each "Principal Investment Strategies" section. The Overview provides a plain English explanation of each Index's objective and methodology. Moreover, other plain English-type changes have been made in the prospectus to enhance readability and investor understanding (E.G., where appropriate, headings have been added).

2. COMMENT: Consider including disclosures similar to those proposed by the SEC in its proposing release relating to target date fund advertisements.(2)

         RESPONSE: We note the prospectus currently includes a "Target Year Risk" discussion in each "Principal Risks" section, which is included below. Please note the last sentence in the disclosure below has been added since the original filing:


--------------------------
(2) SEE INVESTMENT COMPANY ADVERTISING: TARGET DATE RETIREMENT FUND NAMES AND MARKETING, SEC Release No. 33-9126 (Jun. 16, 2010) (the "Proposing Release").




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Richard Pfordte, Esq.
May 23, 2012
Page 6

                  Target Year Risk -- The Fund's target year serves as a general guide to the relative market risk of the Fund, and an investor's decision to invest in the Fund, given its target year and market risk exposure, depends upon individual risk tolerance, among other factors. Investors should consider individually whether the Fund's investment goals are aligned with their own. The Fund's goals may not align with the goals of an investor who seeks to begin to withdraw a portion or all of the investor's investment in the Fund significantly before or after the Fund's target year. An investor may experience losses, at any time, including near, at or after the Fund's target year. In addition, there is no guarantee that an investor's investment in the Fund will provide any income, including income at or through the years following the Fund's target year in amounts adequate to meet the investor's goals or retirement needs. An investor should conduct a periodic review and assessment of the Fund's performance and continuing fit with the investor's objectives and changing life situation.

3. COMMENT: Please disclose that a Fund's expense ratio will likely increase as shareholders redeem at the target date.

         RESPONSE: The requested change has not been made at this time. Each Fund will consider such a change when the Fund nears its target year and if the Adviser has discontinued its agreement to limit fund expenses.

4. COMMENT: Please remove the disclosure after the first sentence from each Fund's "Investment Objective" section.

         RESPONSE: The disclosure after the first sentence has been removed from each "Investment Objective" section. Similar disclosure is now included in each "Principal Investment Strategies" section.

5. COMMENT: The Staff had the following questions related to the relationship between the Adviser (Citigroup First Investment Management Americas LLC) and the Index Sponsor (Citigroup Global Markets Limited):

                  a. Please confirm whether there is a wall of separation between the Adviser and the Index Sponsor to prevent the Adviser from influencing how the index is formulated. Please confirm whether index components are changed on a monthly basis and whether the Adviser has any input, whether directly or indirectly, on what index constituents or components are selected.




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Richard Pfordte, Esq.
May 23, 2012
Page 7



                           RESPONSE: We note the following disclosure is currently included in the "More Information about Fund Investments" section:

                                    Each Index is sponsored and maintained by Citigroup Global Markets Limited, an affiliate of the Adviser. The Adviser is not involved with the maintenance of the Index. Citigroup Global Markets Limited has no obligation to take, and will not take, the interests of the Funds or their shareholders into account in calculating and maintaining the Index.

                           In addition, the following disclosure is currently included in the "Investment Adviser" section:

                                    PROPRIETARY INDEXES; INDEX SPONSOR --
                                    Citigroup Global Markets Limited, an
                                    affiliate of the Adviser, is the Index
                                    Sponsor of the Indexes that the Funds seek to track. The Adviser intends to attempt to track the return of the Indexes at all times regardless of their performance and will not advise the Funds on alternative investment strategies even if the Indexes underperform. The Index Sponsor has the right to modify the Indexes under certain circumstances. The Index Sponsor is not acting on behalf of the Funds; when calculating, modifying or otherwise maintaining or administering the Indexes, the Index Sponsor will act in its own interest, will not take into account the interests of the Funds or their shareholders and may take actions that are adverse to the interest of the Funds. Adviser personnel may have participated in the development of the Indexes but will not participate in or otherwise influence the ongoing calculation, maintenance or administration of the Indexes. The Index Sponsor may, however, communicate with Adviser personnel in the normal course of business regarding the results of Index calculations, maintenance or administration of the Indexes, potential new index strategies and potential financial products related to the Indexes or other indexes of the Index Sponsor. It is expected that Citi employees, including Adviser personnel, will be in possession of information concerning the Indexes and their methodology that is not publicly available and will use that information to enter into transactions for the account of the Funds, other Citi clients or customers and or



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Richard Pfordte, Esq.
May 23, 2012
Page 8

                                    Citi itself. See "Investments and Trading for the Funds and Other Citi Interests" below.

                  b. Please confirm whether the Funds' Indexes are available to third parties or publicly. If the Funds' indexes are available to third parties, please indicate how they are available (E.G. through publication).

                           RESPONSE: The following has been added to each "Principal Investment Strategies" section:

                                    The Index is published on Bloomberg under the ticker CIISMP20.(3) The Index Sponsor has appointed Standard & Poor's Financial Services LLC (the "Index Calculation Agent") to be responsible for calculation of the Index level at the end of each business day and publication of the Index level on each business day.

6. COMMENT: Please consider revising the third footnote to each Fund's fee table to change the word "retain" in the following sentence. The Staff notes that, because the Fund pays the Adviser, the Adviser does not specifically have the power to "retain" its fee.

                  In addition, if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap, the Adviser may retain the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recover all or a portion of its prior fee reductions or expense reimbursements made during the preceding three-year period during which this agreement was in place.

         RESPONSE: The disclosure has been revised to read as follows:

                  In addition, if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap, the Fund may pay the Adviser the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap so that the Adviser may recover all or a portion of its prior fee reductions or expense reimbursements made during the preceding three-year period during which this agreement was in place.

--------------------------
(3) Note that each "Principal Investment Strategies" section will include the appropriate ticker for the 2020, 2030 and 2040 Indices.




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Richard Pfordte, Esq.
May 23, 2012
Page 9




7. COMMENT: Please explain whether the limitations in the below quoted disclosure in each "Principal Investment Strategies" section may cause the Funds not to achieve the targeted volatility identified in the volatility glide path.

                  A proprietary optimization algorithm is then applied to find percentage weights for each strategic Index constituent "(subject to maximums of 80% for equity constituents, 40% for emerging markets equities and 20% for commodities)" such that the expected Index return is as high as possible without the expected volatility of the Index exceeding the current level of the volatility glide path discussed below; however, the Index is allocated 100% to 90-day U.S. Treasury bills if the expected return at the maximum volatility level is less than a hurdle rate equal to the 90-day U.S. Treasury bill rate of return.

         RESPONSE: As previously noted, the volatility levels shown in the glide path are not volatility targets that the Funds seek to achieve, but are rather the maximum permitted levels of "expected" volatility for Index allocation. During each monthly rebalancing, an algorithm is applied to find percentage weights for each Index component (subject to the limitations noted above) so that the expected return of the allocation is as high as possible without the expected volatility exceeding the current level specified in the volatility glide path. In an effort to clarify, the disclosure above has been replaced with the following:

                  STEP 2: A proprietary optimization algorithm is then applied to find percentage weights for each Market Index component (subject to maximums of 80% for all equity components, 40% for emerging markets equities, 20% for commodities and 100% for all other Market Components) so that the expected return of the allocation is as high as possible without its expected volatility exceeding the current level specified in the volatility glide path.

                  STEP 3: If the expected return of the allocation arrived at by Step 2 is greater than the current 90-day US Treasury bill rate, then the Index rebalances to those allocations. If not, the Index is allocated 100% to the Defensive Component.


8. COMMENT: Please disclose whether limitations are placed on the other market sectors (listed below) that are not identified in the highlighted disclosure in comment 7 above, or whether it is possible for the Indexes to be allocated 100% in market sectors for which there is no limit disclosed.

                  The market sectors for the strategic constituents that comprise the Index are: (1) U.S. equity, (2) developed markets equity, (3) emerging markets equity, (4) investment grade fixed income, (5) inflation-linked U.S.



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Richard Pfordte, Esq.
May 23, 2012
Page 10

                  Treasuries, (6) commodities, and (7) U.S. Treasury bonds (excluding inflation-linked U.S. Treasuries).

         RESPONSE: The Indexes may be allocated 100% to the market sectors for which there is no limit disclosed. To clarify, the following revised disclosure is now included in each "Principal Investment Strategies" section:

                  A proprietary optimization algorithm is then applied to find percentage weights for each Market Index component (subject to maximums of 80% for all equity components, 40% for emerging markets equities, 20% for commodities and 100% for all other Market Components) so that the expected return of the allocation is as high as possible without its expected volatility exceeding the current level specified in the volatility glide path.

9. COMMENT: Please confirm whether the Funds may use derivatives. If so, please include disclosure per the SEC's July 2010 letter to the Investment Company Institute (the "ICI Letter").(4) Disclose in each "Principal Investment Strategies" section the types of derivatives that the Funds will use, how they will be used and what limitations, if any, the Funds place on investment in derivatives. Please also add corresponding risk disclosure.

         RESPONSE: The ICI Letter advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use, the reasons for using them, and the risks anticipated from such derivatives usage.

         Each Fund's "Principal Investment Strategy" identifies the type of derivatives in which a Fund invests and the purpose for such investment. Each Fund's "Derivatives Risk" disclosure specifically identifies and describes each type of derivative in which a Fund may invest and the limits placed thereon (e.g., they will be used only to gain long exposure and are not intended to be used for leverage purposes), as well as the risks associated therewith. Accordingly, we believe the Funds' derivative disclosure is appropriately specific and consistent with the ICI Letter.

10. COMMENT: Please clarify when expected volatility is determined for the Indexes. In particular, note if the expected volatility changes from year to year or remains static. If the expected volatility does not change, please include risk disclosure stating that the

------------------------------------
(4) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), AVAILABLE AT http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.




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Richard Pfordte, Esq.
May 23, 2012
Page 11

         Index Sponsor may not be able to accurately project the level of volatility from year to year.

         RESPONSE: The volatility glide path was set as of the Calculation Start Date (January 1, 2007) and will not be adjusted to take into account market conditions or performance of the Index. To clarify, the following disclosure has been added to the "Index Methodology Risk" discussion in each "Principal Risks" section:

                  The volatility glide path was determined by the Index Sponsor based on market conditions during the five years preceding the Calculation Start Date, does not reflect changes in market conditions since the Calculation Start Date and will not reflect any future changes in market conditions. The volatility glide path was set as of the Calculation Start Date and will not be adjusted to take into account performance of the Index after the Calculation Start Date. The volatility glide path is based on statistical probability, which does not exclude the possibility that the Index will decline from the Calculation Start Date to the target year. Due to these limitations, the Index, and therefore the Fund, may underperform or decline in value even if the actual volatility of the Index remains within the volatility glide path at all times from the date of an investment in the Fund until the target year.

11. COMMENT: Please specify in each "Principal Investment Strategies" section that the Funds will continue in existence after they have reached their target dates, as is depicted in Appendix 1.

         RESPONSE: We note the following revised disclosure is included in the description of the Index in each Fund's "Principal Investment Strategies" section:

                  The volatility glide path begins at a higher level consistent with greater potential fluctuation in returns and becomes more conservative as the target year approaches. The lowest level on the volatility glide path is reached at the beginning of the target year. Thereafter, the expected volatility level continues at the same level and the Index components continue to be rebalanced using the multi-step process described above.

12. COMMENT: Under Index Methodology Risk in each "Principal Risks" section, please explain the significance of the time period January 1, 2002 to the Start Date in the following sentence:


                  The target volatility levels were derived from a mathematical model that takes into account the level of the Index on the Start Date, a range of possible future Index values assuming a specified future Index volatility



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Richard Pfordte, Esq.
May 23, 2012
Page 12

                  and an assumed rate of return for the period from the start of such Index Year to the Index target year, based generally on an average measurement of the USD interest rate curve in effect during the period from January 1, 2002 to the Start Date.

         RESPONSE: This sentence has been removed from the disclosure. The prospectus continues to disclose that the glide path was developed based on a statistical analysis of market data for the five year period ended January 1, 2007 (I.E., the Calculation Start Date). Please see our response to Question 4 under "Wednesday, March 14, 2012" regarding the significance of January 1, 2007 as the initial date for the calculation of the Index. The Index Sponsor used market data for the five year period ended January 1, 2007 so that the volatility glide path would be based on a more moderate period of interest rates than the 5 years preceding 2012.

MARCH 23, 2012

1. COMMENT: Please provide further detail about the Indexes and the volatility glide path. Specifically:

         a. Please discuss how the Indexes are rebalanced to bring them to the target value suggested by the glide path.

                  RESPONSE: A sub-section titled "Monthly Index Rebalancing" has been added to each "Principal Investment Strategies" section. The disclosure in this sub-section summarizes the rebalancing process.

         b. Please confirm if the Indexes or the Funds will use leverage. If so, the filing should make clear how the leverage will work.

                  RESPONSE: The Funds do not intend to invest on a leveraged basis but may invest in derivatives that create a leveraged exposure. As such, the following disclosure has been added to the "Derivatives Risk" discussion in each "Principal Risks" section:

                           Futures, swaps or other derivatives may create a leveraged exposure (since the margin required is generally less than the payment due at maturity), but the Fund does not intend to invest on a leveraged basis and intends to maintain cash or cash equivalents equal to any non-margined derivatives exposure.

         c. The filing suggests that the Indexes utilize historical performance of Index constituents to determine expected returns and volatility. Please discuss how many months/years of historical returns are considered.

                  RESPONSE: The Index rebalancing process involves a statistical assessment of expected returns and expected volatility using the historical performance of index




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Richard Pfordte, Esq.
May 23, 2012
Page 13




                  constituents. This statistical assessment is based on approximately one year of historical weighted average returns. Disclosure has been added to the "Principal Investment Strategies" section noting this approximate one year timeframe.

2. COMMENT: Please describe how, during a period of low volatility in which an Index is weighted heavily with high volatility constituents, a Fund will perform if there is a sharp drop in the market prior to a rebalance. The Staff notes that because the Indexes are rebalanced monthly it may take time for an Index to "catch up" with the sudden change.

         RESPONSE: The disclosure below replaces the first paragraph of the "Index Methodology Risk" discussion in each "Principal Risks" section. The disclosure following the first sentence is intended to address this comment.

                  The Index methodology determines the expected return and expected volatility of Index components using historical return and historical volatility, which may not be accurate indicators of future results. In addition, the Index is not rebalanced in response to changes in volatility of Index components during the period between monthly rebalancing dates. A sudden change in volatility of one or more Index components may therefore cause the actual volatility of the Index to substantially exceed (or to be substantially less than) the historical volatility levels used by the allocation methodology and also to substantially exceed (or to be substantially less than) the volatility glide path at any time, both because there is a time lag inherent in the formulas by which expected volatility is determined and because the Index is rebalanced using the volatility glide path only once each month. The Index methodology will therefore not eliminate the risk that actual volatility could result in declines in the Index or losses in the Fund.

3. COMMENT: Please confirm if there have been other funds that have used a strategy involving targeted volatility. If so, please identify them and note whether they were offering their shares/trading during the recent financial crisis.

         RESPONSE: The Adviser is not aware of other products that employ a strategy similar to the Funds'.

APRIL 11, 2012

1. COMMENT: Please include a summary overview of the Indexes in the registration statement.

         RESPONSE: A sub-section titled "Index Overview" has been added to each "Principal Investment Strategies" section. The disclosure in this sub-section summarizes the description of the Indexes provided during the April 11, 2012 telephone conference.

Richard Pfordte, Esq.
May 23, 2012
Page 14




2. COMMENT: Please include risk disclosure discussing the potential effects resulting from the lag between the time an Index rebalances and the time a Fund rebalances its holdings.

         RESPONSE: The following has been added to the "Index Methodology Risk" discussion in each "Principal Risks" section:

                  In addition, the Fund could realize losses greater than the Index losses due to time delay in applying the Index methodology or tracking error.

         In addition, the following has been added to the "Index/Tracking Error Risk" discussion in each "Principal Risks" section. (Please note the risk has been separated into two risks, "Index Fund Risk" and "Index Tracking Risk.")

                  Whenever the Index is rebalanced, it may take the Adviser a period of time to purchase and sell securities and other financial instruments to reflect the rebalanced Index, and the Fund's exposure would vary from that of the Index during the rebalancing process.

3. COMMENT: Please consider including disclosure concerning the Fund's asset class allocation as a percentage of Fund assets.

         RESPONSE: It is expected that each Fund's ten largest portfolio holdings and portfolio allocation to equities, fixed income, commodities and U.S. treasuries will be made available on the Funds' web site on a monthly basis with a lag period expected to be 45 days. The availability of this information, as well as the Funds' web site, will be disclosed in the SAI.

4. COMMENT: Please include disclosure discussing the initial "ramp up" period when a Fund may not invest in all of the Index constituents.

         RESPONSE: The disclosure below has been added to the "Index/Tracking Error Risk" discussion in each "Principal Risks" section. (Please note the risk has been separated into two risks, "Index Fund Risk" and "Index Tracking Risk.")

                  The Fund's assets may be substantially allocated to cash equivalents until Fund assets reach sufficient size to be deployed in a manner that provides exposure similar to the Index.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a

Richard Pfordte, Esq.
May 23, 2012
Page 15

defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                             Sincerely,

                                             /s/ Beau Yanoshik

                                             Beau Yanoshik

cc: Christopher D. Menconi, Esq.
    Dianne M. Sulzbach, Esq.